Exhibit 99.1

Ferrari N.V.

Interim Report
For the three and nine months ended September 30, 2015

____________________________________________________________________________________________________

CONTENTS

BOARD OF DIRECTORS

INDEPENDENT AUDITORS

CERTAIN DEFINED TERMS

INTRODUCTION

NOTE ON PRESENTATION

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Highlights
Forward-Looking Statements
Non-GAAP Financial Measures
Results of Operations
Liquidity and Capital Resources
Outlook

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AT SEPTEMBER 30, 2015
Interim Consolidated Income Statement
Interim Consolidated Statement of Comprehensive Income/(Loss)
Interim Consolidated Statement of Financial Position
Interim Consolidated Statement of Cash Flows
Interim Consolidated Statement of Changes in Equity
Notes to the Interim Condensed Consolidated Financial Statements

BOARD OF DIRECTORS

Chairman

Sergio Marchionne

Directors

Sergio Marchionne
Amedeo Felisa
Piero Ferrari
Louis C. Camilleri
Eddy Cue
Giuseppina Capaldo
Sergio Duca
Elena Zambon

INDEPENDENT AUDITORS

Reconta Ernst & Young S.p.A.

CERTAIN DEFINED TERMS

In this document, unless otherwise specified, the terms “we”, “us”, “our” the “Group” and “Ferrari” refer to Ferrari N.V., together with its subsidiaries, following completion of the Restructuring, or to Ferrari S.p.A., together with its subsidiaries, prior to the Restructuring, as the context may require. The term “FCA” refers to Fiat Chrysler Automobiles N.V.

Therefore, these interim condensed consolidated financial statements at September 30, 2015 (the “Interim Condensed Consolidated Financial Statements”) refer to Ferrari N.V., together with its subsidiaries.

INTRODUCTION

The Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2015 included in this interim report (the “Interim Report”) have been prepared in accordance with the requirements of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as endorsed by the European Union, in particular, in compliance with IAS 34 - Interim Financial Reporting. The accounting principles applied are consistent with those used for preparation of the annual consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2015” in the Notes to the Interim Condensed Consolidated Financial Statements.

The Group’s financial information is presented in Euro except that, in some instances, information in U.S. Dollars is provided in the Interim Condensed Consolidated Financial Statements and information included elsewhere in this Interim Report. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

Certain totals in the tables included in this Interim Report may not add due to rounding.

This Interim Report is unaudited.

NOTE ON PRESENTATION

Basis of Preparation of the Interim Condensed Consolidated Financial Statements

As explained in Note 1 to the Interim Condensed Consolidated Financial Statements, on October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation is expected to occur through a series of transactions including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to us, (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to us, (iii) the initial public offering of our common shares, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in us to its shareholders. The transactions referred to in (i) and (ii) are defined in Note 1 of the Interim Condensed Consolidated Financial Statements as the “Restructuring” and were completed on October 17, 2015. The initial public offering of our common shares was completed on October 21, 2015 when our shares were admitted to listing on the New York Stock Exchange, as a result of which FCA now has 80 percent ownership. The transaction described in (iv) relating to the distribution is expected to take place in January 2016. The Restructuring has been retrospectively reflected from January 1, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Highlights
Consolidated Income Statement Data

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ million, except for per share data)
Net revenues	723	662	2,110	2,011
EBIT	141	89	359	274
Profit before taxes	142	94	354	281
Net profit	94	58	235	186
attributable to:
Owners of the parent	94	57	233	182
Non-controlling interest	—	1	2	4
Basic and diluted earnings per ordinary share (in Euro) (1)	0.50	0.30	1.24	0.97
Dividends paid per share (in Euro)	—	—	—	—
_____________________________
(1)    See Note 12 to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At September 30,	At December 31,
	2015	2014
	(€ million)
Cash and cash equivalents	190	134
Deposits in FCA Group cash management pools (1)	1,216	942
Total assets	4,945	4,641
Debt	579	510
Total equity	2,707	2,478
Equity attributable to owners of the parent	2,702	2,470
Non-controlling interests	5	8
Share capital (2)	4	4
Ordinary shares issued (in thousands of shares) (2)	188,922	188,922
_____________________________
(1)    Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis.
(2)    See Note 19 to the Interim Condensed Consolidated Financial Statements for the calculation of share capital and common shares issued.

Other Statistical Information
Shipments

(Number of cars and % of total cars)	For the three months ended September, 30				For the nine months ended September, 30
	2015	%	2014	%	2015	%	2014	%
EMEA
UK	163	8.4%	108	6.7%	619	11.0%	516	9.8%
Germany	184	9.5%	126	7.8%	398	7.1%	479	9.1%
Switzerland	86	4.4%	90	5.6%	241	4.3%	271	5.1%
Italy	73	3.7%	67	4.2%	212	3.7%	199	3.8%
France	69	3.5%	54	3.3%	198	3.5%	192	3.6%
Middle East (1)	97	5.0%	139	8.6%	282	5.0%	371	7.0%
Rest of EMEA (2)	143	7.3%	117	7.3%	463	8.2%	466	8.8%
Total EMEA	815	41.8%	701	43.5%	2,413	42.8%	2,494	47.2%
Americas (3)	682	35.0%	523	32.5%	1,969	34.9%	1,722	32.6%
Greater China (4)	157	8.1%	207	12.8%	418	7.4%	496	9.4%
Rest of APAC (5)	295	15.1%	181	11.2%	843	14.9%	568	10.8%
Total	1,949	100.0%	1,612	100.0%	5,643	100.0%	5,280	100.0%
_____________________________
(1)    Middle East includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(2)     Rest of EMEA includes Africa and the other European markets not separately identified.
(3)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(4)    Greater China includes China, Hong Kong and Taiwan.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia and South Korea.

Average number of employees for the period

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
Average number of employees for the period	2,971	2,853	2,939	2,834

Forward-Looking Statements
This document, and in particular the section entitled “Outlook”, contains forward-looking statements. These are “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Certain information included in this presentation, including, without limitation, any forecasts included herein, is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.

Ferrari’s business includes luxury performance sports cars, brand and Formula 1 racing activities. These forward-looking statements reflect our current views with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially. These factors include, without limitation:

The ability to preserve and enhance the value of the Ferrari brand; the ability to keep up with advances in high performance car technology and to make appealing designs for our new models; the success of our Formula 1 racing team and the expenses we incur for our Formula 1 activities; increases in costs, disruptions of supply or shortages of components and raw materials; our low volume strategy; changes in client preferences and automotive trends; changes in the general economic environment and changes in demand in the automobile industry, which is highly volatile; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to our products; the ability to successfully carry out the growth strategy and, particularly, the ability to grow the Ferrari presence in emerging market countries; competition in the luxury automobile industry; the performance of the dealer network on which Ferrari depends for sales and services; disruption at the manufacturing facilities in Maranello and Modena; the ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks; the performance of the licensees for Ferrari-branded products; the ability to protect the Ferrari intellectual property rights and to avoid infringing on the intellectual property rights of others; product recalls, liability claims and product warranties; labor relations and collective bargaining agreements; and exchange rate fluctuations, interest rate changes, credit risk and other market risks.

Any of the assumptions underlying this presentation or any of the circumstances or data mentioned in this presentation may change. Any forward-looking statements contained in this presentation speak only as of the date of this presentation. We expressly disclaim a duty to provide updates to any forward-looking statements. Ferrari does not assume and expressly disclaims any liability in connection with any inaccuracies in any of these forward-looking statements or in connection with any use by any third party of such forward-looking statements. This presentation does not represent investment advice or a recommendation for the purchase or sale of financial products and/or of any kind of financial services. Finally, this presentation does not represent an investment solicitation in Italy, pursuant to Section 1, letter (t) of Legislative Decree no. 58 of February 24, 1998, as amended, nor does it represent a similar solicitation as contemplated by the laws in any other country or state.

Additional unaudited information supplementing this section is available from the “Investors” area of the Ferrari website (www.ferrari.com).

Non-GAAP Financial Measures
We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Net Cash and Free Cash Flow, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

EBITDA and Adjusted EBITDA
EBITDA is defined as net profit before income tax expense, net financial expenses/(income) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2015 and 2014, and provides a reconciliation of these non-GAAP measures to net profit. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is presented to demonstrate how the underlying business has performed prior to the impact of the adjusted items, which may obscure underlying performance and impair comparability of results between periods.

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ million)
Net profit	94	58	235	186
Income tax expense	48	36	119	95
Net financial (income)/expenses	(1)	(5)	5	(7)
Amortization and depreciation	73	71	203	211
EBITDA	214	160	562	485
Expense related to the resignation of the former Chairman	—	15	—	15
Expenses incurred in relation to the IPO	5	—	11	—
Gain recognized on disposal of investment property assets and liabilities	(6)	—	(6)	—
Adjusted EBITDA	213	175	567	500
Adjusted EBIT
Adjusted EBIT represents EBIT as adjusted for income and costs, which are significant in nature, but expected to occur infrequently. We present such information in order to present how the underlying business has performed prior to the impact of such items, which may obscure underlying performance and impair comparability of results between the periods. The following table sets forth the calculation of Adjusted EBIT for the three and nine months ended September 30, 2015 and 2014.

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ million)
EBIT	141	89	359	274
Expense related to the resignation of the former Chairman	—	15	—	15
Expenses incurred in relation to the IPO	5	—	11	—
Gain recognized on disposal of investment property assets and liabilities	(6)	—	(6)	—
Adjusted EBIT	140	104	364	289

Net Cash
Net Cash is the primary measure used by management to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Cash at September 30, 2015 and December 31, 2014, using information derived from our interim consolidated statement of financial position included elsewhere in this Interim Report.

	At September 30,	At December 31,
	2015	2014
	(€ million)
Cash and cash equivalents	190	134
Deposits in FCA Group cash management pools	1,216	942
Financial liabilities with FCA Group	(389)	(379)
Financial liabilities with third parties	(190)	(131)
Total Net Cash	827	566
Free Cash Flow
Free Cash Flow is one of management’s primary key performance indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the nine months ended September 30, 2015 and 2014 using information derived from our consolidated statement of cash flows.

	For the nine months ended September 30,
	2015	2014
	(€ million)
Cash flows from operating activities	534	295
Cash flows used in investing activities	(196)	(168)
Free Cash Flow	338	127
Constant Currency Information

The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis. We use this information to assess how the underlying business has performed independent of fluctuations in foreign currency exchange rates. We calculate constant currency by applying the prior-period average foreign currency exchange rates to current period financial data expressed in local currency in which the relevant financial statements are denominated, in order to eliminate the impact of foreign currency exchange rate fluctuations (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that such results excluding the impact of currency fluctuations year-on-year provide additional useful information to investors regarding the operating performance on a local currency basis. For example, if a U.S. entity with a U.S. Dollar functional currency recorded net revenues of $100 million for the nine months ended September 30, 2015 and 2014, we would have reported €90 million in net revenues (using the nine months ended September 30, 2015 average exchange rate of 1.1142) or a €16 million increase over the €74 million reported for the nine months ended September 30, 2014 (using the nine months ended September 30, 2014 average exchange rate of 1.3550). The constant currency presentation would translate the nine months ended September 30, 2015 net revenues using the nine months ended September 30, 2014 foreign currency exchange rates, and therefore indicate that the underlying net revenues on a constant currency basis were unchanged period-on-period.

Results of Operations
Three months ended September 30, 2015 compared to three months ended September 30, 2014
The following is a discussion of the results of operations for the three months ended September 30, 2015 compared to the three months ended September 30, 2014. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the three months ended September 30,
	2015	Percentage of net revenues	2014	Percentage of net revenues
	(€ million, except percentages)
Net revenues	723	100.0%	662	100.0%
Cost of sales	372	51.5%	384	58.0%
Selling, general and administrative costs	80	11.0%	82	12.4%
Research and development costs	130	18.0%	116	17.5%
Other expenses/(income)	—	—%	(9)	(1.3)%
EBIT	141	19.5%	89	13.4%
Net financial income	1	0.1%	5	0.8%
Profit before taxes	142	19.6%	94	14.2%
Income tax expense	48	6.6%	36	5.4%
Net profit	94	13.0%	58	8.8%
Net revenues

	For the three months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cars and spare parts(1)	537	74.3%	462	69.8%	75	16.2%
Engines(2)	51	7.0%	76	11.5%	(25)	(32.9)%
Sponsorship, commercial and brand (3)	110	15.2%	103	15.6%	7	6.8%
Other(4)	25	3.5%	21	3.1%	4	19.0%
Total net revenues	723	100.0%	662	100.0%	61	9.2%
______________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars, and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the three months ended September 30, 2015 were €723 million, an increase of €61 million, or 9.2 percent (an increase of 2.6 percent on a constant currency basis), from €662 million for the three months ended September 30, 2014.

Cars and spare parts

Net revenues generated from cars and spare parts were €537 million for the three months ended September 30, 2015, an increase of €75 million, or 16.2 percent, from €462 million for the three months ended September 30, 2014. The increase was attributable to a €57 million increase in net revenues from range and special series cars and spare parts for the three months ended September 30, 2015 and an €18 million increase in net revenues from supercars and limited edition cars, primarily due to shipments of the supercar LaFerrari and the FXX K, a special racing car that may only be used on track, shipments of which commenced in the second quarter of 2015.

The €57 million increase in net revenues from range and special series cars and spare parts was driven by a 21.6 percent increase in shipments, which was partially offset by an unfavorable shift in product mix. In particular, the proportion of V12 models shipped decreased from 20.6 percent for the three months ended September 30, 2014, to 13.2 percent for the three months ended September 30, 2015, and was primarily driven by a 27.5 percent decrease in shipments of the F12berlinetta, in line with model lifecycle as the model has been on the market since 2012 and clients tend to focus on more recently introduced cars. Shipments of V8 models increased by 32.9 percent, primarily as a result of achieving full production of the California T, as well as shipments of the 488 GTB, launched in Q1 2014, and the 458 Speciale Aperta, launched in Q4 2014. Such increase was partially offset by decreased shipments of the 458 Spider and 458 Italia, which are being phased out during 2015.

The €57 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €46 million increase in Americas net revenues, (ii) a €20 million increase in Rest of APAC net revenues, and (iii) a €2 million increase in EMEA net revenues, which were partially offset by (iv) a €11 million decrease in Greater China net revenues.

The €46 million increase in Americas net revenues was primarily attributable to favorable foreign exchange impact, which was driven by the weakening of the Euro against the U.S. Dollar and an increase in shipments, mainly driven by the California T, that was partially offset by decreased shipments of the 458 Spider. Such increases were partially offset by unfavorable product mix impact.

The €20 million increase in Rest of APAC net revenues was attributable to an increase of €13 million in Japan net revenues and an increase of €7 million in other Rest of APAC net revenues. The €13 million increase in Japan net revenues was mainly driven by an 80.6 percent increase in shipments, mainly due to the California T and 458 VS. The €7 million increase in other Rest of APAC net revenues was driven by a 48.3 percent increase in shipments.

The €2 million increase in EMEA net revenues was primarily attributable to increased shipments, driven by the 458 Speciale Aperta and the 488 GTB, partially offset by decreased shipments due to the phase out of the 458 Spider and 458 Italia, as well as unfavorable mix.

The €11 million decrease in Greater China net revenues was primarily attributable to a €16 million decrease in mainland China net revenues, partially offset by a €4 million increase in Hong Kong net revenues and a €1 million increase in Taiwan net revenues. The decrease of €16 million in mainland China net revenues was primarily attributable to (i) unfavorable volume impact of €18 million due to a decrease in shipments of 34.7 percent, driven by the 458 Italia, 458 Spider and F12berlinetta, not yet compensated by the 488 GTB, which arrived in this market in Q3 2015, (ii) unfavorable product mix impact of €6 million and (iii) a €2 million decrease in net revenues generated by our personalization program, partially offset by (iv) favorable foreign exchange impact of €10 million.

The €18 million increase in net revenues from supercars and limited edition cars was primarily driven by an increase in shipments of the LaFerrari and the FXX K. In particular, the €18 million increase in net revenues from supercars and limited edition cars was composed of (i) a €56 million increase in Americas net revenues, partially offset by (ii) a €26 million decrease in Greater China net revenues and (iii) an €12 million decrease in EMEA net revenues.

Engines

Net revenues generated from engines were €51 million for the three months ended September 30, 2015, a decrease of €25 million, or 32.9 percent, from €76 million for the three months ended September 30, 2014. The €25 million decrease was entirely attributable to a decrease in net revenues generated from the sale of engines to Maserati, driven by a 41.8 percent decrease in the volume of engines shipped in accordance with the planned orders received from Maserati.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €110 million for the three months ended September 30, 2015, an increase of €7 million, or 6.8 percent, from €103 million for the three months ended September 30, 2014. The increase was mainly driven by licensing and retail net revenues.

Other
Other net revenues were €25 million for the three months ended September 30, 2015, an increase of €4 million, or 19.0 percent, from €21 million for the three months ended September 30, 2014, primarily related to interest income generated by our financial services activities due to increased volumes.

Cost of sales

	For the three months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cost of sales	372	51.5%	384	58.0%	(12)	(3.1)%
Cost of sales for the three months ended September 30, 2015, was €372 million, a decrease of €12 million, or 3.1 percent, from €384 million for the three months ended September 30, 2014. As a percentage of net revenues, cost of sales was 51.5 percent for the three months ended September 30, 2015, compared to 58.0 percent for the three months ended September 30, 2014.
The decrease in cost of sales was attributable to the combination of (i) decreased costs of €22 million related to lower Maserati engine shipments, partially offset by (ii) increased costs of €5 million related to product mix, (iii) an increase in cost of sales of supporting activities of €3 million, mainly related to financial services, and (iv) unfavorable foreign currency impact of €2 million.
The €22 million decrease in cost of sales related to the sale of engines to Maserati was driven by the 41.8 percent decrease in the volume of engines shipped to Maserati. The €5 million increase in cost of sales driven by product mix was mainly due to an increase in LaFerrari and FXX K shipments, which was only partially offset by an increase in the proportion of V8 models shipped, which in general have a lower cost of sales per unit.
The decrease in cost of sales as a percentage of net revenues was driven by a decrease in Maserati engine shipments as Maserati engines generate lower margins than we earn from the sale of cars and spare parts.
Selling, general and administrative costs

	For the three months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Selling, general and administrative costs	80	11.1%	82	12.4%	(2) (2.4)%
Selling, general and administrative costs for the three months ended September 30, 2015 were €80 million, a decrease of €2 million, or 2.4 percent, from €82 million for the three months ended September 30, 2014. As a percentage of net revenues, selling, general and administrative costs were 11.1 percent for the three months ended September 30, 2015, compared to 12.4 percent for the three months ended September 30, 2014.

The decrease in selling, general and administrative costs was attributable to (i) €15 million of expenses related to the resignation of the former Chairman recognized for the three months ended September 30, 2014, which were partially offset by (ii) consultancy costs incurred in relation to the initial public offering amounting to €5 million, (iii) costs related to the launch of the 488 GTB and corporate events of €3 million, (iv) unfavorable foreign currency exchange impact of €2 million, (v) costs related to new store openings of €2 million, and (vi) an increase in other costs of €1 million.

Research and development costs

	For the three months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Amortization of capitalized development costs	31	4.3%	31	4.7%	—	—%
Research and development costs expensed during the period	99	13.7%	85	12.8%	14	16.5%
Research and development costs	130	18.0%	116	17.5%	14	12.1%
Research and development costs for the three months ended September 30, 2015 were €130 million, an increase of €14 million, or 12.1 percent, from €116 million for the three months ended September 30, 2014. As a percentage of net revenues, research and development costs were 18.0 percent for the three months ended September 30, 2015, compared to 17.5 percent for the three months ended September 30, 2014.
The increase in research and development costs expensed during the period of €14 million was primarily driven by the Formula 1 activities and in particular reflected the Group’s efforts related to power unit projects.

Other expenses/(income), net

	For the three months ended September 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Other expenses/(income), net	—	(9)	9	(100.0)%
For the three months ended September 30, 2015, other expenses/(income), net included other income of €9 million, mainly composed of a €6 million gain on disposal of assets and liabilities related to investment properties and €3 million related to miscellaneous income, fully offset by other expenses of €9 million, mainly composed of €5 million related to provisions and €4 million related to miscellaneous expenses.
For the three months ended September 30, 2014, other expenses/(income), net included of miscellaneous income of €9 million.

EBIT

	For the three months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
EBIT	141	19.5%	89	13.4%	52	58.4%
EBIT for the three months ended September 30, 2015 was €141 million, an increase of €52 million, or 58.4 percent, from €89 million for the three months ended September 30, 2014.

The increase in EBIT was due to (i) favorable volume impact of €34 million, (ii) favorable product mix impact of €3 million, (iii) favorable foreign currency exchange impact of €10 million, (iv) a gain on disposal of assets and liabilities related to investment properties of €6 million, (v) decreased costs related to supporting activities and financial services of €11 million, and (vi) a decrease in selling, general and administrative costs of €2 million, which were partially offset by (vii) an increase in research and development costs of €14 million.

The positive volume impact of €34 million was primarily driven by a 21.6 percent increase in shipments of range and special series cars, driven by V8 models and in particular, the California T and newly launched 488 GTB, as well as positive impact from the personalization program. The positive product mix impact of €3 million was primarily driven by an increase in shipments of the LaFerrari and the FXX K, partially offset by an increase in the proportion of total shipments represented by V8 models. The positive foreign currency exchange impact was primarily driven by the strengthening of the U.S. Dollar and Pound Sterling against the Euro, partially offset by the weakening of the Japanese Yen.

As a percentage of net revenues, EBIT increased from 13.4 percent for the three months ended September 30, 2014 to 19.5 percent for the three months ended September 30, 2015, mainly due to cost of sales, which as a percentage of net revenues was 51.5 percent for the three months ended September 30, 2015, compared to 58.0 percent for the three months ended September 30, 2014.

Net financial income

	For the three months ended September 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Net financial income	1	5	(4) (80.0)%
Net financial income for the three months ended September 30, 2015 were €1 million compared to net financial income of €5 million for the three months ended September 30, 2014.

The decrease in net financial income was driven by an increase in financial expenses related to industrial companies and mainly related to foreign exchange losses.

Income tax expense

	For the three months ended September 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Income tax expense	48	36	12	33.3%

Income tax expense for the three months ended September 30, 2015 was €48 million, an increase of €12 million, or 33.3 percent, from €36 million for the three months ended September 30, 2014. The increase in income tax expense was mainly attributable to an increase in profit before taxes from €94 million for the three months ended September 30, 2014 to €142 million for the three months ended September 30, 2015. The effective tax rate net of Italian Regional Income Tax (IRAP) was 30.9 percent for the three months ended September 30, 2015 as compared to 34.8 percent for the three months ended September 30, 2014, primarily due to deferred tax liabilities on unremitted earnings that we recognized in the three months ended September 30, 2014.
Nine months ended September 30, 2015 compared to nine months ended September 30, 2014
The following is a discussion of the results of operations for the nine months ended September 30, 2015 compared to the nine months ended September 30, 2014. The discussion of certain line items (cost of sales, selling, general and administrative costs and research and development costs) includes a presentation of such line items as a percentage of net revenues for the respective periods presented, to facilitate period-to-period comparisons.

	For the nine months ended September 30,
	2015	Percentage of net revenues	2014	Percentage of net revenues
	(€ million, except percentages)
Net revenues	2,110	100.0%	2,011	100.0%
Cost of sales	1,094	51.8%	1,122	55.8%
Selling, general and administrative costs	232	11.0%	225	11.2%
Research and development costs	421	20.0%	392	19.5%
Other expenses/(income), net	4	0.2%	(2)	(0.1)%
EBIT	359	17.0%	274	13.6%
Net financial (expenses)/income	(5)	(0.2)%	7	0.4%
Profit before taxes	354	16.8%	281	14.0%
Income tax expense	119	5.7%	95	4.8%
Net profit	235	11.1%	186	9.2%

Net revenues

	For the nine months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cars and spare parts(1)	1,545	73.2%	1,412	70.2%	133	9.4%
Engines(2)	172	8.2%	228	11.3%	(56)	(24.6)%
Sponsorship, commercial and brand(3)	322	15.3%	309	15.4%	13	4.2%
Other(4)	71	3.3%	62	3.1%	9	14.5%
Total net revenues	2,110	100.0%	2,011	100.0%	99	4.9%
_________________________________

(1)	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts.

(2)	Includes the net revenues generated from the sale of engines to Maserati for use in their cars and the revenues generated from the rental of engines to other Formula 1 racing teams.

(3)
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income.

(4)	Primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.

Net revenues for the nine months ended September 30, 2015 were €2,110 million, an increase of €99 million, or 4.9 percent (a decrease of 2.0 percent on a constant currency basis), from €2,011 million for the nine months ended September 30, 2014.

Cars and spare parts

Net revenues generated from cars and spare parts were €1,545 million for the nine months ended September 30, 2015, an increase of €133 million, or 9.4 percent, from €1,412 million for the nine months ended September 30, 2014. The increase was attributable to a €113 million increase in net revenues from supercars and limited edition cars, driven by higher shipments of the LaFerrari and the FXX K, and a €20 million increase in net revenues from range and special series cars and spare parts for the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014.

The €113 million increase in net revenues from supercars and limited edition cars was composed of (i) a €148 million increase in Americas net revenues and (ii) a €16 million increase in Rest of APAC net revenues, which were partially offset by (iii) a €27 million decrease in Greater China net revenues and (iv) a €24 million decrease in EMEA net revenues.

The €20 million increase in net revenues from range and special series cars and spare parts was primarily driven by higher shipments of V8 models, partially offset by an unfavorable shift in product mix towards relatively more V8 models and fewer V12 models. In particular, the proportion of V12 models shipped decreased from 26.6 percent for the nine months ended September 30, 2014 to 17.1 percent for the nine months ended September 30, 2015, and was primarily driven by a 36.0 percent decrease in shipments of the F12berlinetta, in line with model lifecycle as the model has been on the market since 2012 and clients tend to focus on more recently introduced cars. Shipments of V8 models increased by 19.5 percent, principally as a result of achieving full production of the 458 Speciale Aperta, California T and 488 GTB, partially offset by decreases in shipments of the 458 Italia and 458 Spider, which are being phased out during 2015.

The €20 million increase in net revenues from range and special series cars and spare parts was composed of (i) a €99 million increase in Americas net revenues and (ii) a €53 million increase in Rest of APAC net revenues, which were partially offset by (iii) a €103 million decrease in EMEA net revenues and (iv) a €29 million decrease in Greater China net revenues.

The €99 million increase in Americas net revenues was primarily attributable to favorable foreign exchange impact, driven by the weakening of the Euro against the U.S. Dollar and favorable volume impact, driven by the California T. Such increases were partially offset by unfavorable product mix impact.

The €53 million increase in Rest of APAC net revenues was primarily attributable to an increase of €40 million in Japan net revenues and an increase of €12 million in Australia net revenues. The €40 million increase in Japan net revenues was primarily attributable to favorable volume impact of €37 million due to a 66.4 percent increase in shipments, mainly driven by the California T and 458 VS. The €12 million increase in Australia net revenues was mainly driven by an 79.5 percent increase in shipments.

The €103 million decrease in EMEA net revenues was primarily attributable to decreased shipments, driven by the 458 Italia and 458 Spider, which are being phased out during 2015. In particular, shipments decreased by 21.7 percent in the Middle East, 14.9 percent in Germany and 7.7 percent in Switzerland, offsetting increased shipments of 20.4 percent in the UK, 10.6 percent in Italy, 5.5 percent in France and 0.9 percent in Rest of EMEA.

The €29 million decrease in Greater China net revenues was primarily attributable to a decrease of €42 million in mainland China net revenues, partially offset by an increase of €10 million in Hong Kong net revenues and an increase of €3 million in Taiwan net revenues. The decrease of €42 million in mainland China net revenues was driven by (i) unfavorable volume impact of €41 million as a result of a 31.7 percent decrease in shipments, (ii) unfavorable product mix impact of €14 million and (iii) a €8 million decrease in net revenues from our personalization program and the sale of spare parts, partially offset by (iv) favorable foreign exchange impact of €21 million.

Engines

Net revenues generated from engines were €172 million for the nine months ended September 30, 2015, a decrease of €56 million, or 24.6 percent, from €228 million for the nine months ended September 30, 2014. The €56 million decrease was attributable to a €47 million decrease in net revenues generated from the sale of engines to Maserati, driven by a 28.0 percent decrease in the volume of engines shipped in accordance with the planned orders received from Maserati, and a €9 million decrease in net revenues generated from the rental of power units to other Formula 1 teams.

Sponsorship, commercial and brand

Net revenues generated from sponsorship, commercial agreements and brand management activities were €322 million for the nine months ended September 30, 2015, an increase of €13 million, or 4.2 percent, from €309 million for the nine months ended September 30, 2014. The increase was driven by sponsorship and commercial net revenues, primarily related to our participation in the Formula 1 World Championship, which benefitted from the impact of the weakening of the Euro against the U.S. Dollar and an increase in retail and licensing net revenues.

Other

Other net revenues were €71 million for the nine months ended September 30, 2015, an increase of €9 million, or 14.5 percent, from €62 million for the nine months ended September 30, 2014, primarily related to our financial services activities due to increased volumes.

Cost of sales

	For the nine months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Cost of sales	1,094	51.8%	1,122	55.8%	(28)	(2.5)%

Cost of sales for the nine months ended September 30, 2015 was €1,094 million, a decrease of €28 million, or 2.5 percent, from €1,122 million for the nine months ended September 30, 2014. As a percentage of net revenues, cost of sales was 51.8 percent for the nine months ended September 30, 2015, compared to 55.8 percent for the nine months ended September 30, 2014.

The decrease in cost of sales was attributable to the combination of (i) decreased costs of €44 million related to lower Maserati engine shipments, (ii) technical and commercial savings achieved of €7 million, (iii) a decrease in depreciation and amortization of €2 million, partially offset by (iv) increased costs of €17 million related to product mix, and (v) unfavorable foreign currency impact of €8 million.

The €44 million decrease in cost of sales related to the sale of engines to Maserati was driven by the 28.0 percent decrease in the volume of engines shipped to Maserati. The €17 million increase in cost of sales driven by unfavorable product mix was mainly due to an increase in LaFerrari and FXX K shipments for the nine months ended September 30, 2015, as compared to the nine months ended September 30, 2014, which was only partially offset by an increase in the proportion of V8 models shipped, which in general have a lower cost of sales per unit.

The decrease in cost of sales as a percentage of net revenues was driven by a decrease in Maserati shipments as Maserati engines generate lower margins than the sale of cars and spare parts.

Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Selling, general and administrative costs	232	11.0%	225	11.2%	7	3.1%
Selling, general and administrative costs for the nine months ended September 30, 2015 were €232 million, an increase of €7 million, or 3.1 percent, from €225 million for the nine months ended September 30, 2014. As a percentage of net revenues, selling, general and administrative costs were 11.0 percent for the nine months ended September 30, 2015, compared to 11.2 percent for the nine months ended September 30, 2014.
The increase in selling, general and administrative costs was mainly attributable to (i) consultancy costs incurred in relation to the initial public offering amounting to €11 million, (ii) unfavorable foreign currency impact of €6 million, (iii) costs related to new store openings of €3 million, and (iv) costs related to the launch of the 488 GTB and corporate events of €3 million, which were partially offset by (v) the impact of the expenses related to the resignation of our former Chairman of €15 million incurred in the nine months ended September 30, 2014, and (vi) a decrease in other costs of €1 million.

Research and development costs

	For the nine months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
Amortization of capitalized development costs	87	4.1%	93	4.6%	(6)	(6.5)%
Research and development costs expensed during the period	334	15.9%	299	14.9%	35	11.7%
Research and development costs	421	20.0%	392	19.5%	29	7.4%

Research and development costs for the nine months ended September 30, 2015 were €421 million, an increase of €29 million, or 7.4 percent, from €392 million for the nine months ended September 30, 2014. As a percentage of net revenues, research and development costs were 20.0 percent for the nine months ended September 30, 2015, compared to 19.5 percent for the nine months ended September 30, 2014.

The increase in research and development costs expensed during the period of €35 million was primarily driven by the Formula 1 activities, and in particular reflecting the Group’s efforts related to power unit projects, partially offset by a decrease in the amortization of capitalized development costs of €6 million, primarily due to the completion of amortization of capitalized development costs relating to the 458 Italia and 458 Spider, as these models reach the end of their planned lifecycle.

Other expenses/(income), net

	For the nine months ended September 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Other expenses/(income), net	4	(2)	6	n.m.

For the nine months ended September 30, 2015, other expenses/(income), net included other expenses of €19 million, mainly composed of €8 million related to provisions and €11 million related to miscellaneous expenses, partially offset by other income of €15 million, including a €6 million gain on disposal of assets and liabilities related to investment properties, €2 million related to rental income and €7 million related to miscellaneous income.

For the nine months ended September 30, 2014, other expenses/(income), net included other expenses of €14 million, mainly composed of €5 million related to provisions and €9 million related to miscellaneous expenses, more than offset by other income of €16 million, including €2 million related to rental income and €14 million related to miscellaneous income.

EBIT

	For the nine months ended September 30,				Increase/(decrease)
	2015	Percentage of net revenues	2014	Percentage of net revenues	2015 vs. 2014
	(€ million, except percentages)
EBIT	359	17.0%	274	13.6%	85	31.0%
EBIT for the nine months ended September 30, 2015 was €359 million, an increase of €85 million, or 31.0 percent, from €274 million for the nine months ended September 30, 2014.

The increase in EBIT was due to (i) favorable volume impact of €38 million, (ii) favorable product mix impact of €9 million, (iii) favorable foreign currency exchange impact of €35 million, (iv) a gain on disposal of assets and liabilities related to investment properties of €6 million, and (v) decreased costs related to supporting activities and financial services of €33 million, which were partially offset by (vi) an increase in research and development costs of €29 million and (vii) an increase in selling, general and administrative costs of €7 million.

The positive volume impact of €38 million was primarily attributable to the 5.9 percent increase in shipments of range and special series cars, driven by V8 models and in particular, the California T, the 458 Speciale Aperta and the newly launched 488 GTB. The positive product mix impact of €9 million was primarily driven by increases in shipments of the LaFerrari and the FXX K, partially offset by an increase in the proportion of total shipments represented by V8 models. The positive foreign currency exchange impact was primarily driven by the strengthening of the U.S. Dollar and Pound Sterling against the Euro, partially offset by the weakening of the Japanese Yen.

The decreased costs related to supporting activities and financial services of €33 million were driven by a decrease in financial services costs, brand, production efficiencies and to a lesser extent, to Formula 1 related costs.

As a percentage of net revenues, EBIT increased from 13.6 percent for the nine months ended September 30, 2014 to 17.0 percent for the nine months ended September 30, 2015, mainly due to the previously mentioned favorable foreign currency exchange impact and lower cost of sales, which as a percentage of net revenues was 51.8 percent for the nine months ended September 30, 2015, compared to 55.8 percent for the nine months ended September 30, 2014.

Net financial (expenses)/income

	For the nine months ended September 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Net financial (expenses)/income	(5)	7	(12)	n.m.

Net financial expenses for the nine months ended September 30, 2015 was €5 million compared to net financial income of €7 million for the nine months ended September 30, 2014.

The variation in net financial (expenses)/income was driven by an increase in financial expenses related to industrial companies and mainly related to foreign exchange losses.

Income tax expense

	For the nine months ended September 30,		Increase/(decrease)
	2015	2014	2015 vs. 2014
	(€ million, except percentages)
Income tax expense	119	95	24	25.3%

Income tax expense for the nine months ended September 30, 2015 was €119 million, an increase of €24 million, or 25.3 percent, from €95 million for the nine months ended September 30, 2014. The increase in income tax expense was primarily due to an increase in profit before taxes from €281 million for the nine months ended September 30, 2014 to €354 million for the nine months ended September 30, 2015. The effective tax rate net of IRAP was 29.3 percent for the nine months ended September 30, 2015, compared to 28.9 percent for the nine months ended September 30, 2014.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to meet our obligations and fund our business. Short-term liquidity is required to purchase raw materials, parts and components for car production, and to fund selling, administrative, research and development, and other expenses. In addition to our general working capital and operational needs, we expect to use cash for capital expenditures to support our existing and future products. We make capital investments mainly in Italy, for initiatives to introduce new products, enhance manufacturing efficiency, improve capacity, and for maintenance and environmental compliance. Our capital expenditures in 2015 are expected to be between €350 million to €400 million, mainly relating to property, plant and equipment and capitalized research and development costs, which we plan to fund primarily with cash generated from our operating activities. In connection with the Restructuring, we entered into the FCA Note. At October 17, 2015, the principal amount outstanding on the FCA Note was €2.8 billion, which we expect to refinance using third party financing. For further information on the FCA Note, refer to Note 1 of the Interim Condensed Consolidated Financial Statements. We believe that our cash generation together with our current liquidity will be sufficient to meet our obligations, including those resulting from the Restructuring, and fund our business and capital expenditures.

Our Net Cash position increased from €566 million at December 31, 2014, to €827 million at September 30, 2015, primarily driven by positive Free Cash Flow of €338 million for the nine months ended September 30, 2015. On a pro forma basis considering the impact of the FCA Note and the anticipated settlement of deposits in FCA's cash management pools and financial liabilities with FCA and third parties, Net Debt was €1,973 million at September 30, 2015.

Our business and results of operations depend on our ability to achieve certain minimum car shipment volumes. We have significant fixed costs and, therefore, changes in our car shipment volumes can have a significant effect on profitability and liquidity. We have historically managed our liquidity through participating in cash management and funding services provided by the treasury functions of the FCA Group. Therefore, our liquidity is essentially represented by deposits in FCA cash management pools.

Currently, our debt is mainly with the FCA Group and to a lesser extent with third parties and primarily relates to the financing of the financial services portfolios with the dealer network and clients. At September 30, 2015, we had total debt of €579 million (€510 million at December 31, 2014), of which €190 million (€131 million at December 31, 2014) was with third parties and the remainder with the FCA Group.

Post-Restructuring we will be funded by a combination of capital markets transactions and bank facilities.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month to month fluctuations due to, among others, production volumes, activity of our financial services portfolio, timing of tax payments and capital expenditures. In particular, our inventory levels increase in the periods leading up to launches of new models, during the phase out of prior models and at the end of the second quarter when our inventory levels are higher to support the summer plant shutdown. The expansion of our financial services portfolio, particularly in the United States of America, has increased our working capital requirements. The payment of taxes affects our working capital as a substantial portion of our taxes are paid in the fourth quarter of the year and a smaller portion in the third quarter of the year. In the future, following the Separation, as a standalone company, the timing of our tax payments may change. Finally, our capital expenditure requirements are, among others, influenced by the timing of the launch of new models and, in particular, our development costs peak in periods when we develop a significant number of new models to renew or refresh our product range.

We tend to generally receive payment for cars (other than those for which we provide dealer financing) between 30 and 40 days after the car is shipped while we tend to pay most suppliers between 90 and 105 days after we receive the raw materials or components. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines but delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. Manufacture of one of our cars typically takes between 30 and 42 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although to ensure prompt deliveries in certain regions we may warehouse cars in local markets for longer periods of time. As a result, we tend to receive payment for cars shipped before we are required to make payment for the raw material and components used in manufacturing the cars.

Cash Flows

The following table summarizes the cash flows from/(used in) operating, investing and financing activities for each of the nine months ended September 30, 2015 and 2014. For a complete discussion of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the nine months ended September 30,
	2015	2014
	(€ million)
Cash flows from operating activities	534	295
Cash flows used in investing activities	(196)	(168)
Cash flows from/(used) in financing activities	(288)	(85)
Translation exchange differences	6	8
Total change in cash and cash equivalents	56	50

Operating Activities - Nine months ended September 30, 2015

For the nine months ended September 30, 2015, our cash flows from operating activities were €534 million, primarily the result of:

(i)
profit before taxes of €354 million adjusted to add back €203 million for depreciation and amortization expense, €34 million in provisions recognized, €38 million related to other non-cash expenses and income, relating primarily to the accruals to the allowances for doubtful trade and financing receivables and the provision for slow moving and obsolete inventories and €7 million related to net gains on disposals of property, plant and equipment, intangible assets and investment properties;

(ii)
€82 million related to cash generated by the decrease in receivables from financing activities, primarily driven by the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in

China, which at December 31, 2014 was equal to €147 million, partially offset by the increase in the financial services client financing portfolio;

(iii)
€67 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily attributable to an increase in other current assets and a decrease in other liabilities, driven by VAT, deferred income and foreign currency exchange translation;

(iv)
€76 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) a decrease in trade payables of €100 million, (b) an increase in inventories of €11 million, partially offset by (c) a decrease in trade receivables of €35 million; and

(v)	income taxes paid of €27 million.

Operating Activities - Nine months ended September 30, 2014

For the nine months ended September 30, 2014, our cash flows from operating activities were €295 million, primarily the result of:

(i)
profit before taxes of €281 million adjusted to add back €211 million for depreciation and amortization expense, €48 million in provisions recognized, €23 million related to other non-cash expenses and income and €1 million related to the net gain on disposals of property, plant and equipment, intangible assets and investment properties;

(ii)	€121 million relating to cash absorbed by the net change in other operating assets and liabilities, primarily due to an increase in other current assets;

(iii)
€110 million related to cash absorbed from the net change in inventories, trade payables and trade receivables, primarily driven by (a) a decrease in trade payables of €69 million, (b) an increase in inventories of €58 million, mainly related to inventories of the LaFerrari to be shipped in future periods, partially offset by (c) a decrease in trade receivables of €17 million;

(iv)	€20 million relating to cash absorbed by an increase in receivables from financing activities, mainly driven by an increase in business volumes of Ferrari Financial Services Inc; and

(v)	income taxes paid of €16 million.

Investing Activities - Nine months ended September 30, 2015

For the nine months ended September 30, 2015, our net cash used in investing activities was €196 million, primarily due to capital expenditures of €234 million, partially offset by €37 million proceeds from the disposal of assets and liabilities related to the investment properties. In particular, the €234 million of capital expenditures was comprised of (i) €115 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs; and (ii) €119 million of additions to property, plant and equipment, related primarily to the new 488 GTB launched in 2015. For a detailed analysis of additions to property, plant and equipment and intangible assets see “-Capital Expenditures”.

Investing Activities - Nine months ended September 30, 2014

For the nine months ended September 30, 2014, our net cash used in investing activities was €168 million, primarily due to capital expenditures of €207 million, partially offset by €39 million related to cash acquired on transactions with the non-controlling interests in Ferrari International Cars Trading (Shanghai) Co. L.t.d. In particular, the €207 million capital expenditures were comprised of (i) €111 million of additions to intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €96 million of additions to property, plant and equipment, related primarily to engine assembly lines and plant and machinery for the LaFerrari and the California T models. For a detailed analysis of additions to property, plant and equipment and intangible assets see “-Capital Expenditures”.

Financing Activities - Nine months ended September 30, 2015

For the nine months ended September 30, 2015, net cash used in financing activities was €288 million, primarily the result of:

(i)	€264 million related to the increase in deposits in FCA’s cash management pools;

(ii)	€41 million related to dividends paid to non-controlling interest in our Chinese distributor, Ferrari International Cars Trading (Shanghai) Co. Ltd;

(i)	€31 million related to net change in financial liabilities with FCA;

(iv)	€9 million related to net change in other debt; and

(v)	€8 million related to the acquisition of non-controlling interest of the subsidiary Ferrari Financial Services S.p.A.

Partially offset by:

(i)
€65 million related to net proceeds from bank borrowings primarily related to an increase in the Ferrari Financial Services Inc facility with Sumitomo Bank, which was fully drawn down to finance the financial services portfolio in the United States of America.

Financing Activities - Nine months ended September 30, 2014

For the nine months ended September 30, 2014, net cash used in financing activities was €85 million, primarily the result of:

(i)	€198 million related to the increase in deposits in FCA’s cash management pools; and

(ii)	€18 million related to net change in other debt.

Partially offset by:

(i)	€66 million related to the net change in financial liabilities with FCA; and

(ii)	€65 million related to net proceeds from bank borrowings.

Capital Expenditures

Capital expenditures are defined as cash outflows that result in additions to property, plant and equipment and intangible assets. Capital expenditures were €234 million and €207 million for the nine months ended September 30, 2015 and 2014.

The following table sets a forth a breakdown of capital expenditures by category for each of the nine months ended September 30, 2015 and 2014.

	For the nine months ended September 30,
	2015	2014
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	108	101
Patents, concessions and licenses	4	7
Other intangible assets	3	3
Total intangible assets	115	111
Property, plant and equipment
Industrial buildings	13	1
Plant, machinery and equipment	66	52
Other assets	9	7
Advances and assets under construction	31	36
Total property, plant and equipment	119	96
Total capital expenditures	234	207

Intangible assets
Our total capital expenditures in intangible assets was €115 million and €111 million for the nine months ended September 30, 2015 and 2014, respectively, the most significant component of which relates to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials costs and personnel expenses relating to engineering, design and development focused on content enhancement of existing cars and new models. We constantly invest in product development to ensure we can quickly and efficiently respond to market demand and/or technological breakthroughs and in order to maintain our position at the top of the performance and luxury sports car market.
For the nine months ended September 30, 2015, we invested €108 million in externally acquired and internally generated development costs, of which €59 million related to development of models to be launched in future years, €32 million related to development of the 488 GTB and 488 Spider, new models which were presented in 2015, €11 million related to components and €6 million related to investments to develop other existing models in our product line.
For the nine months ended September 30, 2014, we invested €101 million in externally acquired and internally generated development costs, of which €48 million related to the development of the 488 GTB, €24 million related to development of models to be launched in future years, €11 million related to development of the California T, €7 million related to the LaFerrari, €6 million related to investments to develop other existing models in our product line and €5 million related to components.
Investment in other intangible assets mainly relates to costs recognized for the registration of trademarks, patents, concessions and licenses.
Property, plant and equipment
Our total capital expenditure in property, plant and equipment was €119 million and €96 million for the nine months ended September 30, 2015 and 2014, respectively.
Our most significant investments generally relate to plant, machinery and equipment, which amounted to €66 million for the nine months ended September 30, 2015 (€52 million for the nine months ended September 30, 2014) and to a lesser extent advances and assets under construction, which amounted to €31 million for the nine months ended September 30, 2015 (€36 million for the nine months ended September 30, 2014). In particular, our most significant investments include engine assembly lines and plant and machinery used for engine testing to ensure engines deliver the expected performance prior to installation in the car, referred to as the test bench.
For the nine months ended September 30, 2015, investments in plant and machinery of €66 million were composed of €25 million related to the 488 GTB, €7 million related to the F12tdf, a new limited edition car announced in October 2015, €6 million related to engine assembly lines, €4 million of plant related to our personalization program and €3 million related to the California T. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
For the nine months ended September 30, 2014, investments in plant and machinery of €52 million were composed of €10 million related to the California T, €6 million related to the LaFerrari, €8 million related to engine assembly lines and €3 million related to the 488 GTB. The residual amount of capital expenditure in plant, machinery and equipment was largely related to the purchase of industrial tools needed for production of cars.
Advances and assets under construction for the nine months ended September 30, 2015 amounted to €31 million and €36 million for the nine months ended September 30, 2014.
In particular for the nine months ended September 30, 2015, and for the nine months ended September 30, 2014, advances and assets under construction primarily related to investments in car production lines.
Net Cash/(Net Debt)
Net Cash/(Net Debt) is the primary measure used by management to analyze our financial leverage and capital structure, and is one of the key indicators used to measure our financial position. The following table sets forth a reconciliation of Net Cash at September 30, 2015 and December 31, 2014, using information derived from the consolidated statement of financial position included elsewhere in this Interim Report. The following table also sets forth pro forma Net Debt at September 30, 2015, which is based on Net Cash as adjusted to reflect the FCA Note and the anticipated settlement of deposits in FCA’s cash management pools and debt with FCA and third parties, which will be settled in cash on completion of the separation. Intercompany trade receivables and payables will be settled in the normal course of business. The Net Cash at September 30, 2015 of €827 million will be used to partially settle the residual principal amount under the FCA Note. As a result of the previously mentioned transactions, total equity at September 30, 2015 on a pro forma basis is negative €93 million.

	At September 30,	At September 30,	At December 31,
	2015	2015	2014
	(Pro forma)
	(€ million)
Cash and cash equivalents	190	190	134
Deposits in FCA Group cash management pools	—	1,216	942
Total liquidity	190	1,406	1,076
Financial liabilities with FCA Group	—	(389)	(379)
Financial liabilities with third parties	(2,163)	(190)	(131)
Total Net Cash/(Net Debt)	(1,973)	827	566

Cash and cash equivalents

Cash and cash equivalents of €190 million at September 30, 2015 (€134 million at December 31, 2014) consist primarily of bank current accounts. Our cash and cash equivalents are denominated in various currencies and available to certain subsidiaries which operate in areas other than the United States of America and Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China is subject to certain repatriation restrictions (and may only be repatriated as dividends). Based on our review, we do not believe such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements at the dates represented above. During the nine months ended September 30, 2015, Maserati fully settled the receivable, which at December 31, 2014 amounted to €147 million, deriving from the financing of inventory related to the establishment of the Maserati standalone business in China, resulting in an increase in cash and cash equivalents denominated in Chinese Yuan.

The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At September 30,	At December 31,
	2015	2014
	(€ million)
Chinese Yuan	123	74
Japanese Yen	37	27
Euro	14	10
U.S. Dollar	5	14
Other currencies	11	9
Total	190	134
Deposits in FCA Group cash management pools
Deposits in FCA Group cash management pools relate to our participation in a group-wide cash management system at FCA, where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies with the objective of ensuring effective and efficient management of our funds. We access funds deposited in these accounts on a daily basis and have the contractual right to withdraw our funds on demand and terminate the cash management arrangements depending on FCA's ability to pay at the relevant time. The carrying value of deposits in FCA Group cash management pools approximates fair value based on the short maturity of these investments. Of the total €1,216 million of deposits in FCA Group cash management pools at September 30, 2015 (€942 million at December 31, 2014), €1,182 million was denominated in Euro and €34 million in U.S. Dollars (at December 31, 2014, €844 million was in denominated in Euro and €98 million in U.S. Dollars,). These arrangements will be terminated upon the Separation.

Total liquidity (defined as cash and cash equivalents plus deposits in FCA Group cash management pools) at September 30, 2015 was €1,406 million, of which 85.1 percent was denominated in Euro, 8.7 percent in Chinese Yuan, 2.8 percent in U.S. Dollars and 3.4 percent in other currencies. Total liquidity at December 31, 2014 was €1,076 million, of which 79.4 percent was denominated in Euro, 10.5 percent in U.S. Dollars, 6.9 percent in Chinese Yuan, and 3.2 percent in other currencies.
Financial liabilities with FCA Group
Financial liabilities with FCA Group at September 30, 2015 were €389 million (€379 million at December 31, 2014) and primarily relate to a credit line held with Fiat Chrysler Finance North America, the purpose of which is to finance the activities of our financial services portfolio in the Americas. The facility is denominated in U.S. Dollars and bore interest of 30 Day LIBOR plus a spread of 100 bps to May 31, 2015, 30 Day LIBOR plus a spread of 220 bps from June to August and 30 Day LIBOR plus a spread of 130 bps from September 2015.
Financial liabilities with third parties
Financial liabilities with third parties at September 30, 2015 were €190 million (€131 million at December 31, 2014). Financial liabilities with third parties relate to a number of arrangements mainly used to support the financial services operations. In particular, of the total financial liabilities with third parties at September 30, 2015, (i) €134 million related to a Ferrari Financial Services Inc. (€62 million at December 31, 2014), (ii) €30 million related to Ferrari Financial Services Japan KK (€34 million at December 31, 2014), (iii) €17 million related to Ferrari S.p.A. (€19 million at December 31, 2014) and (iv) €9 million related to Ferrari Financial Services S.p.A. (€15 million at December 31, 2014).

The financial liabilities with third parties of Ferrari Financial Services Inc. relate to a U.S. Dollar denominated credit facility, which bears interest at a variable rate of LIBOR plus a spread. This facility was renewed in July 2015 and increased to $150 million, from $75 million, and is payable in January 2016.

The financial liabilities with third parties of Ferrari Financial Services Japan KK, relate to medium-term loans provided by various local banks, denominated in Japanese Yen with maturity dates up to November 2016.

Other borrowings have been provided by various other banks, and are primarily denominated in the functional currency of the entity receiving the financing.

Funding of the Financial Services Portfolio

At September 30, 2015, approximately 96 percent (approximately 99 percent at December 31, 2014) of our financial services portfolio was funded through third party and intercompany debt.

Free Cash Flow

Free Cash Flow is one of management’s primary key indicators to measure the Group’s performance and is defined as net cash generated from operations less cash flows used in investing activities. The following table sets forth our Free Cash Flow for the nine months ended September 30, 2015 and 2014, using information derived from our consolidated statement of cash flows.

	For the nine months ended September 30,
	2015	2014
	(€ million)
Cash flows from operating activities	534	295
Cash flows used in investing activities	(196)	(168)
Free Cash Flow	338	127
Free Cash Flow for the nine months ended September 30, 2015 was €338 million, an increase of €211 million from Free Cash Flow of €127 million for the nine months ended September 30, 2014. The increase in our Free Cash Flow was attributable to an increase in cash generated from operations, which was partially offset by an increase in cash used in investing activities. The increase in Free Cash Flow was mainly driven by the combination of (i) an increase in EBITDA and (ii) the impact of the decrease in receivables from financing activities driven by the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China, both of which increased cash flows from operating activities.

Outlook

•	Shipments at 7.7 thousand units (including LaFerrari)

•	Net revenues ~€2.8 billion

•	Adjusted EBITDA: €725 million - €745 million range

•	Net debt: €1,975 million - €2,025 million range (€775 million - €825 million range - net of self-liquidating financial receivables portfolio)

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AT SEPTEMBER 30, 2015

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and nine months ended September 30, 2015 and 2014
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2015	2014	2015	2014
		(€ thousand)
Net revenues	6	723,146	662,520	2,109,883	2,011,091
Cost of sales	7	372,277	383,963	1,094,015	1,121,909
Selling, general and administrative costs	8	80,193	81,468	232,293	224,851
Research and development costs	9	129,821	115,729	420,927	391,604
Other (income)/expenses, net		(547)	(7,953)	3,241	(1,636)
EBIT		141,402	89,313	359,407	274,363
Net financial income/(expenses)	10	554	4,918	(5,408)	6,427
Profit before taxes		141,956	94,231	353,999	280,790
Income tax expense	11	47,554	36,111	118,618	94,755
Profit from continuing operations		94,402	58,120	235,381	186,035
Net profit		94,402	58,120	235,381	186,035
Net profit attributable to:
Owners of the parent		93,965	56,617	233,599	182,397
Non-controlling interests		437	1,503	1,782	3,638

Basic and diluted earnings per ordinary share (in €)	12	0.50	0.30	1.24	0.97

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
for the three and nine months ended September 30, 2015 and 2014
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2015	2014	2015	2014
		(€ thousand)
Net profit		94,402	58,120	235,381	186,035
Items that will not be reclassified to the consolidated income statement in subsequent periods:
Losses on remeasurement of defined benefit plans	19	—	(698)	—	(698)
Total items that will not be reclassified to the consolidated income statement in subsequent periods		—	(698)	—	(698)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments	19	39,326	(82,834)	(10,296)	(125,747)
Exchange differences on translating foreign operations	19	(4,929)	23,391	8,836	25,640
Related tax impact	19	(12,341)	26,004	3,220	39,478
Total items that may be reclassified to the consolidated income statement in subsequent periods		22,056	(33,439)	1,760	(60,629)
Total other comprehensive income/(loss), net of tax		22,056	(34,137)	1,760	(61,327)
Total comprehensive income		116,458	23,983	237,141	124,708
Total comprehensive income/(loss) attributable to:
Owners of the parent		117,494	18,088	234,714	116,988
Non-controlling interests		(1,036)	5,895	2,427	7,720

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at September 30, 2015 and December 31, 2014
(Unaudited)

	Note	At September 30, 2015	At December 31, 2014
		(€ thousand)
Assets
Goodwill		787,178	787,178
Intangible assets	13	285,531	265,262
Property, plant and equipment	14	596,720	585,185
Investments and other financial assets	15	12,863	47,431
Deferred tax assets	11	132,507	111,716
Total non-current assets		1,814,799	1,796,772
Inventories	16	301,694	296,005
Trade receivables	17	135,620	183,642
Receivables from financing activities	17	1,198,727	1,224,446
Current tax receivables	17	11,248	3,016
Other current assets	17	68,762	52,052
Current financial assets	18	7,950	8,747
Deposits in FCA Group cash management pools	17	1,215,627	942,469
Cash and cash equivalents		190,081	134,278
Total current assets		3,129,709	2,844,655
Total assets		4,944,508	4,641,427

Equity and liabilities
Equity attributable to owners of the parent		2,701,730	2,469,618
Non-controlling interests		5,224	8,695
Total equity	19	2,706,954	2,478,313

Employee benefits		74,494	76,814
Provisions	20	141,670	134,774
Deferred tax liabilities	11	19,562	21,612
Debt	21	579,154	510,220
Other liabilities	22	631,504	670,378
Other financial liabilities	18	119,418	104,093
Trade payables	23	448,568	535,707
Current tax payables		223,184	109,516
Total equity and liabilities		4,944,508	4,641,427

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2015 and 2014
(Unaudited)

	For the nine months ended September 30,
	2015	2014
	(€ thousand)
Cash and cash equivalents at beginning of the period	134,278	113,786
Cash flows from operating activities:
Profit before taxes	353,999	280,790
Amortization and depreciation	202,742	211,147
Provision accruals	34,012	47,813
Other non-cash expense and income	38,485	22,949
Net gains on disposal of property, plant and equipment, intangible assets and investment properties	(6,964)	(742)
Change in inventories	(10,922)	(58,475)
Change in trade receivables	35,026	16,726
Change in trade payables	(100,482)	(68,552)
Change in receivables from financing activities	81,565	(19,709)
Change in other operating assets and liabilities	(66,529)	(120,205)
Income tax paid	(26,878)	(16,314)
Total	534,054	295,428

Cash flows used in investing activities:
Investments in property, plant and equipment	(119,092)	(96,001)
Investments in intangible assets	(115,176)	(111,330)
Change in investments and other financial assets	(370)	6
Cash acquired in change in scope of consolidation	—	38,751
Proceeds from the sale of property, plant and equipment and intangible assets	1,370	781
Proceeds from the sale of assets and liabilities related to investment properties	37,130	—
Total	(196,138)	(167,793)

Cash flows used in financing activities:
Proceeds from bank borrowings	84,645	70,537
Repayment of bank borrowings	(19,695)	(5,633)
Net change in financial liabilities with FCA Group	(31,065)	65,593
Net change in other debt	(9,496)	(17,651)
Net change in deposits in FCA Group cash management pools	(263,617)	(198,157)
Acquisition of non-controlling interest	(8,500)	—
Dividends paid to non-controlling interest	(40,766)	—
Total	(288,494)	(85,311)

Translation exchange differences	6,381	8,093
Total change in cash and cash equivalents	55,803	50,417
Cash and cash equivalents at end of the period	190,081	164,203
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the nine months ended September 30, 2015 and 2014
(Unaudited)

	Attributable to owners of the parent
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non-controlling interests	Total
	(€ thousand)
At December 31, 2013	3,778	2,242,315	43,196	4,477	(4,260)	26,776	2,316,282
Dividends declared	—	—	—	—	—	(72,704)	(72,704)
Transaction with non-controlling interest	—	(1,263)	—	—	—	54,024	52,761
Net profit	—	182,397	—	—	—	3,638	186,035
Other comprehensive (loss)/income	—	—	(86,269)	21,558	(698)	4,082	(61,327)
Reclassification (1)	—	1,191	—	—	(1,191)	—	—
At September 30, 2014	3,778	2,424,640	(43,073)	26,035	(6,149)	15,816	2,421,047

	Attributable to owners of the parent
	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Non-controlling interests	Total
	(€ thousand)
At December 31, 2014	3,778	2,503,614	(58,557)	29,912	(9,129)	8,695	2,478,313
Transaction with non-controlling interest	—	(2,602)	—	—	—	(5,898)	(8,500)
Net profit	—	233,599	—	—	—	1,782	235,381
Other comprehensive (loss)/income	—	—	(7,076)	8,191	—	645	1,760
Reclassification (1)	—	(2,117)	—	—	2,117	—	—
At September 30, 2015	3,778	2,732,494	(65,633)	38,103	(7,012)	5,224	2,706,954
(1) Relates to the reclassification of the actuarial gain/(loss) recognized on the remeasurement of the defined benefit pension plans

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND GENERAL INFORMATION

Fiat S.p.A., (merged with and into Fiat Chrysler Automobiles N.V. in October 2014, Fiat S.p.A. and Fiat Chrysler Automobiles are defined as “FCA” as the context requires and together with their subsidiaries the “FCA Group”) acquired 50 percent of Ferrari S.p.A. in 1969, and over time expanded this shareholding to 90 percent ownership. The 90 percent shareholding was held by FCA until October 17, 2015, while the remaining 10 percent non-controlling interest was owned by Piero Ferrari until October 17, 2015.

On October 29, 2014, FCA announced its intention to separate Ferrari S.p.A. from FCA. The separation is expected to occur through a series of transactions (together defined as the “Separation”) including (i) an intra-group restructuring which resulted in our acquisition of the assets and business of Ferrari North Europe Limited and the transfer by FCA of its 90 percent shareholding in Ferrari S.p.A. to Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with Ferrari S.p.A. and its subsidiaries the “Group”), (ii) the transfer of Piero Ferrari’s 10 percent shareholding in Ferrari S.p.A. to the Company, (iii) the initial public offering of common shares of the Company, and (iv) the distribution, following the initial public offering, of FCA’s remaining interest in Ferrari to its shareholders. After the Separation, Ferrari will operate as an independent, publicly traded company.

The transactions described above in (i) and (ii) (which are referred collectively to as the “Restructuring”) were completed on October 17, 2015 through the following steps:

•
The Company acquired from Ferrari North Europe Limited its assets and business of providing sales, after-sales and support services for the Ferrari brand and in exchange the Company issued to Ferrari North Europe Limited a note in the principal amount of £2.8 million (the “FNE Note”).

•
FCA transferred to the Company all of the issued and outstanding share capital that it previously held in Ferrari S.p.A. (representing 90 percent of the share capital of Ferrari S.p.A.), and in exchange the Company issued to FCA a note in the principal amount of €7.9 billion (the “FCA Note”).

•
FCA contributed cash of €5.1 billion to the Company in consideration of the issue to FCA of 156,917,727 common shares and 161,917,727 special voting shares of the Company. Following a subsequent transaction with Piero Ferrari, FCA owns 170,029,440 common shares and special voting shares, equal to 90 percent of the Company’s common shares outstanding. €5.1 billion of the proceeds received from FCA were applied to settle a portion of the FCA Note, following which the principal outstanding on the FCA Note is €2.8 billion, which is expected to be refinanced through third party debt.

•
Piero Ferrari transferred his 10 percent interest in Ferrari S.p.A. to the Company and in exchange the Company issued to Piero Ferrari 27,003,873 of its common shares and the same number of special voting shares. Following a subsequent transaction with FCA, Piero Ferrari owns 18,892,160 common shares and special voting shares, equal to 10.0 percent of the Company’s common shares outstanding. The Company did not receive any cash consideration as part of this transaction.

The Restructuring comprised: (i) a capital reorganization of the group under the Company, and (ii) the issuance of the FCA Note which is expected to be subsequently refinanced. In preparing these interim condensed consolidated financial statements at and for the nine months ended September 30, 2015 (the "Interim Condensed Consolidated Financial Statements"), the Company has retrospectively applied FCA’s basis of accounting for the Restructuring based on the following:

(i)	The capital reorganization:

•
The Company was formed by FCA solely to effect the Separation and will be controlled by FCA until completion of the Separation. Therefore, the capital reorganization does not meet the definition of a business combination in the context of IFRS 3 - “Business Combinations” but rather a combination of entities under common control and as such is excluded from the scope of IFRS 3. IFRS (as defined below) has no applicable guidance in accounting for such transactions. IAS 8 - “Accounting Policies, Changes in Accounting Estimates and Errors” states that in the absence of an IFRS which specifically applies to a transaction, the Company may consider the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

develop accounting standards or other accounting literature and accepted industry practices, to the extent that these do not conflict with the requirements in IFRS for dealing with similar and related issues or the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the IFRS Conceptual Framework for Financial Reporting (the “Framework”). Accordingly, the Company has considered the guidance in ASC 805-50-30-5 on common control transactions, which indicates that the receiving entity (the Company) is able to reflect the transferred assets and liabilities in its own accounting records at the carrying amount in the accounting records of the transferring entity (FCA). As a result, these consolidated financial statements include FCA’s recorded goodwill relating to Ferrari S.p.A. in the amount of €780,542 thousand.

•
The retrospective accounting for the capital reorganization is consistent with the principles underlying paragraph 64 of IAS 33 - “Earnings per Share” which requires calculation of basic and diluted earnings per share for all periods presented to be adjusted retrospectively if changes occur to the capital structure after the reporting period but before the financial statements are authorized for issue. SAB Topic 4C also requires that such changes be given retroactive effect in the balance sheet where they occur after the reporting period but before the financial statements are authorized for issue. The capital reorganization has been accounted for as though it had occurred effective January 1, 2014. In particular:

◦
The issuance of 156,917,727 common shares and 161,917,727 special voting shares in the Company to FCA has been reflected as share capital and share premium in the amounts of €3.2 million and €5,098.0 million, respectively, with an offset to retained earnings of €5.1 billion.

◦
The issuance of 27,003,873 common shares and the same number of special voting shares in the Company to Piero Ferrari has been reflected as share capital and share premium in the amounts of €0.6 million and €877.4 million, respectively, with an offset to retained earnings of €878.0 million.

◦
The historical number of common shares, nominal value per share, basic and diluted earnings per common share amounts and other per share disclosures retrospectively reflect the capital structure of the Company post Restructuring for all periods presented, with the required disclosures presented in Notes 12 and 19.

The Restructuring has been performed based on an independent appraisal performed for Dutch legal requirements.

(ii)	The issuance of the FCA Note:

•
The FCA Note and subsequent refinancing have not been reflected in the Interim Condensed Consolidated Financial Statements. The acquisition of the Ferrari North Europe Limited assets and business and the FNE Note eliminate on consolidation.

The transaction described above in (iii) was completed on October 21, 2015, when the Company’s shares were admitted to listing on the New York Stock Exchange, as a result of which FCA now has 80 percent ownership.

The transaction described in (iv) relating to the distribution is expected to take place in January 2016.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on November 4, 2015, and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2014 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS”) and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as all the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2014, except as described in the following paragraph “-New standards and amendments effective from January 1, 2015.”

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “-Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, unless in the event of significant market fluctuation, plan amendments or curtailments and settlements.

The recognition of income taxes is based upon the best estimate of the actual tax rate expected for the full financial year for each entity included in the scope of consolidation.

The Group’s presentation currency is Euro, which is also the functional currency of the Company, and unless otherwise stated information is presented in thousands of Euro.

Format of the Interim Condensed Consolidated Financial Statements

The Interim Condensed Consolidated Financial Statements include the interim consolidated income statement, interim consolidated statement of comprehensive income/(loss), interim consolidated statement of financial position, interim consolidated statement of cash flows, interim consolidated statement of changes in equity and notes thereto.

New standards and amendments effective from January 1, 2015

The following new standards and amendments that are applicable from January 1, 2015 were adopted by the Group for the purpose of the preparation of the Interim Condensed Consolidated Financial Statements.

•
The Group adopted the narrow scope amendments to IAS 19 - Employee benefits entitled “Defined Benefit Plans: Employee Contributions” which apply to contributions from employees or third parties to defined benefit plans in order to simplify their accounting in specific cases. There was no effect from the adoption of these amendments.

•
The Group adopted the IASB’s Annual Improvements to IFRSs 2010 - 2012 Cycle and Annual Improvements to IFRSs 2011-2013 Cycle. The most important topics addressed in these amendments are, among others, the definition of vesting conditions in IFRS 2 - Share-based Payments, the disclosure on judgment used in the aggregation of operating segments in IFRS 8 - Operating Segments, the identification and disclosure of a related party transaction that arises when a management entity provides key management personnel service to a reporting entity in IAS 24 - Related Party Disclosures, the extension of the exclusion from the scope of IFRS 3 - Business Combinations to all types of joint arrangements and to clarify the application of certain exceptions in IFRS 13 - Fair Value Measurement. There was no significant effect from the adoption of these amendments.

Amendments issued in 2015

On September 11, 2015 the IASB issued an amendment to the revenue standard, IFRS 15 - Revenue from Contracts with Customers, formalizing the deferral of the effective date by one year to 2018.
At the date of these Interim Condensed Consolidated Financial Statements the IASB had not issued any new standards, amendments or interpretations in addition to those described in the Consolidated Financial Statements at December 31, 2014. Reference should be made to the section “New standards, amendments and interpretations not yet effective in the Consolidated Financial Statements” for a detailed description of new standards not yet effective at September 30, 2015.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Scope of consolidation

On September 23, 2015, the Group entered into an agreement to sell a group of assets related to its investment properties, including its participation in Ferrari GE.D. S.p.A. to the tenant, Maserati S.p.A.. Further details of the transaction are provided in Note 15.

On July 28, 2015, the Group acquired the remaining 10% of non-controlling interest of its subsidiary Ferrari Financial Services S.p.A. from Aldasa GmbH, and as a result owns 100% of the share capital of the company.

Other than as set forth above, there has been no change in the scope of consolidation.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including credit risk, liquidity risk, financial market risk (relating mainly to foreign currency exchange rates and interest rates). The Interim Condensed Consolidated Financial Statements do not include all the information and notes on financial risk management required in the preparation of the annual consolidated financial statements. For a detailed description of this information for the Group, reference should be made to Note 29 to the Consolidated Financial Statements.

There have been no changes in the risk management policies as compared to those disclosed in Note 29 to the Consolidated Financial Statements.

5. OTHER INFORMATION
The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2015		2014
	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
U.S. Dollar	1.1142	1.1203	1.3550	1.2583	1.2141
Pound Sterling	0.7272	0.7385	0.8119	0.7773	0.7789
Swiss Franc	1.0620	1.0915	1.2180	1.2063	1.2024
Japanese Yen	134.7506	134.6900	139.4968	138.1100	145.2300
Chinese Yuan	6.9628	7.1206	8.3558	7.7262	7.5358
Australian Dollar	1.4629	1.5939	1.4760	1.4442	1.4829
Singapore Dollar	1.5198	1.5921	1.7041	1.6063	1.6058

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

6. NET REVENUES
Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ thousand)
Revenues from:
Cars and spare parts	537,696	462,139	1,544,999	1,411,600
Engines	50,769	75,974	171,911	228,467
Sponsorship, commercial and brand	109,725	103,600	322,006	309,252
Other	24,956	20,807	70,967	61,772
Total net revenues	723,146	662,520	2,109,883	2,011,091
Other primarily includes interest income generated by the Ferrari Financial Services group and net revenues from the management of the Mugello racetrack.
7. COST OF SALES
Cost of sales for the three months ended September 30, 2015 and 2014 amounted to €372,277 thousand and €383,963 thousand, respectively, and for the nine months ended September 30, 2015 and 2014 amounted to €1,094,015 thousand and €1,121,909 thousand, respectively, comprising mainly of expenses incurred in the manufacturing and distribution of cars and spare parts, including the engines sold to Maserati and rented to other Formula 1 racing teams, cost of materials, components and labor costs are the most significant portion. The remaining costs principally include depreciation, amortization, insurance and transportation costs. Cost of sales also includes warranty and product-related costs, which are estimated and recorded at the time of shipment of the car.
Interest and other financial expenses from financial services companies included within cost of sales for the three months ended September 30, 2015 and 2014 amounted to €5,489 thousand and €585 thousand, respectively and for the nine months ended September 30, 2015 and 2014 amounted to €13,789 thousand and €11,338 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

General and administrative costs for the three months ended September 30, 2015 and 2014 amounted to €28,913 thousand and €42,628 thousand, respectively, and for the nine months ended September 30, 2015 and 2014 amounted to €113,431 thousand and €134,275 thousand, respectively, consisting mainly of administration expenses and other general expenses that are not directly attributable to sales, manufacturing or research and development functions.

Selling costs which mainly consist of marketing and sales personnel costs, amounted to €51,280 thousand and €38,840 thousand for the three months ended September 30, 2015 and 2014, respectively, and for the nine months ended September 30, 2015 and 2014 amounted to €118,862 thousand and €90,576 thousand respectively. Marketing and events expenses consist primarily of costs in connection with trade and auto shows, media and customer events for the launch of new models and sponsorship and indirect marketing costs incurred through the Formula 1 racing team, Scuderia Ferrari.

In the nine months ended September 30, 2105, general and administrative costs include €11,166 thousand in costs related to the initial public offering process completed in October 2015.

In the nine months ended September 30, 2104, general and administrative costs include €15,027 thousand in costs related to the resignation of the former Chairman of the Group.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

9. RESEARCH AND DEVELOPMENT COSTS
Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ thousand)
Amortization of capitalized development costs	30,668	31,219	86,526	92,925
Research and development costs expensed during the period	99,153	84,510	334,401	298,679
Total research and development costs	129,821	115,729	420,927	391,604
The main component of research and development costs expensed relates to the research and development activities performed for the Formula 1 racing car, which included initiatives to maximize the performance, efficiency and safety of the car, which are expensed as incurred.
The U.S. National Highway Traffic Safety Administration (“NHTSA”) recently published guidelines for driver distraction. These guidelines focus on, among other things, the need to modify the design of car devices and other driver interfaces to minimize driver distraction. We are in the process of evaluating these guidelines and their potential impact on our results of operations and financial position and determining what steps, if any, we will need to take to comply with the new requirements.

10. NET FINANCIAL INCOME/(EXPENSES)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ thousand)
Financial income
Related to:
Industrial companies (A)	880	764	4,480	3,356
Financial services companies (reported within net revenues)	15,864	11,692	45,097	32,507

Financial expenses and expenses from derivative financial instruments and foreign currency exchange rate differences
Related to:
Industrial companies (B)	(326)	4,154	(9,888)	3,071
Financial services companies (reported within cost of sales)	(5,489)	(585)	(13,789)	(11,338)
Net financial income/(expenses) relating to industrial companies (A - B)	554	4,918	(5,408)	6,427

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

11. INCOME TAX EXPENSE
Income tax expense is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ thousand)
Current tax expense	50,577	43,492	144,938	114,868
Deferred tax income	(3,045)	(7,384)	(26,361)	(20,224)
Taxes relating to prior periods	22	3	41	111
Total income tax expense	47,554	36,111	118,618	94,755
Income tax expense of €47,554 thousand for the three months ended September 30, 2015 compared to €36,111 thousand for the three months ended September 30, 2014, and €118,618 thousand for the nine months ended September 30, 2015, compared to €94,755 thousand for the nine months ended September 30, 2014, increased primarily as a result of an increase in profit before tax.

Income tax expense recorded in the Interim Condensed Consolidated Financial Statements has been calculated based on the tax rate expected for the full financial year. The tax rate net of Italian Regional Income Tax (“IRAP”), used for the nine months ended September 30, 2015 is 29.3 percent (28.9 percent for the nine months ended September 30, 2014). IRAP (current and deferred) for the nine months ended September 30, 2015 and 2014 amounted to €14,799 thousand and €13,565 thousand, respectively.

IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of the three and nine months ended September 30, 2015 and 2014, respectively.

The Group recognizes in its interim consolidated statement of financial position within deferred tax assets, the amount of deferred tax assets less the deferred tax liabilities of the individual consolidated companies, where these may be offset.

The increase from the net deferred tax assets balance at December 31, 2014 to the balance at September 30, 2015 was primarily due to the combined effects of i) additional provisions made for warranties, legal proceedings and disputes, inventory and doubtful accounts; ii) foreign currency translation; iii) depreciation; and iv) losses from our cash flow hedging instruments.

12. EARNINGS PER SHARE
As discussed in Note 1, the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2014. Share amounts have been adjusted retrospectively to reflect this change. Following the Restructuring, the Company has 188,921,600 common shares outstanding.
Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares in issue. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
		2015	2014	2015	2014
Profit attributable to owners of the Ferrari	€ thousand	93,965	56,617	233,599	182,397
Weighted average number of ordinary shares	thousand	188,922	188,922	188,922	188,922
Basic and diluted earnings per common share		€0.50	0.30	1.24	0.97

Diluted earnings per share
Diluted earnings per share is equal to basic earnings per share as there were no potentially dilutive instruments for the periods presented.
13. INTANGIBLE ASSETS

	Balance at December 31, 2014	Additions	Disposals	Amortization	Translation differences	Balance at September 30, 2015
	(€ thousand)
Intangible assets	265,262	115,176	—	(94,854)	(53)	285,531
Additions of €115,176 thousand in the nine months ended September 30, 2015 primarily relate to externally acquired and internally generated development costs for the development of new models and investments to develop existing models.
For the nine months ended September 30, 2015, the Group capitalized borrowing costs of €595 thousand. Those costs will be amortized over the useful life of the category of assets to which they relate.

14. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2014	Additions	Disposals	Depreciation	Translation differences	Balance at September 30, 2015
	(€ thousand)
Property, plant and equipment	585,185	119,092	(207)	(106,955)	(395)	596,720
Additions of €119,092 thousand for the nine months ended September 30, 2015 were mainly comprised of additions to plant, machinery and equipment, advances and assets under construction.

For the nine months ended September 30, 2015, the Group capitalized borrowing costs of €250 thousand. Those costs will be depreciated over the useful life of the category of assets to which they relate.

At September 30, 2015, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €57,883 thousand (€52,389 thousand at December 31, 2014).

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

15. INVESTMENTS AND OTHER FINANCIAL ASSETS
The composition of investments and other financial assets is as follows:

	At September 30, 2015	At December 31, 2014
	(€ thousand)
Investment properties	-	35,565
Delta Top Co option	10,730	10,546
Other securities and other financial assets	2,133	1,320
Total investments and other financial assets	12,863	47,431

On September 23, 2015, the Group signed an agreement to sell a group of assets related to its investment properties in Modena, Italy, to the tenant, Maserati S.p.A., an FCA Group company. The total sale price (as determined by an independent valuation) amounted to €37,130 thousand and was received in the third quarter of 2015. At the transaction date the net book value of the assets and liabilities disposed of was €31,328 thousand. The gain on the sale of €5,802 thousand was recorded as other income.
16. INVENTORIES

	At September 30, 2015	At December 31, 2014
	(€ thousand)
Raw materials	63,835	91,035
Semi-finished goods	78,259	59,771
Finished goods	159,600	145,199
Total inventories	301,694	296,005
The amount of inventory writedowns recognized as an expense within cost of sales for the nine months ended September 30, 2015 was €11,475 thousand (€2,883 thousand for the nine months ended September 30, 2014). The increase in inventory writedowns was primarily attributable to raw materials related to the 458 Italia and 458 Spider, which are being phased out in 2015.
17. CURRENT RECEIVABLES, OTHER CURRENT ASSETS AND DEPOSITS IN FCA GROUP CASH MANAGEMENT POOLS
The composition of the current receivables, other current assets and deposits in FCA Group cash management pools is as follows:

	At September 30, 2015	At December 31, 2014
	(€ thousand)
Trade receivables	135,620	183,642
Deposits in FCA Group cash management pools	1,215,627	942,469
Receivables from financing activities	1,198,727	1,224,446
Current tax receivables	11,248	3,016
Other current assets	68,762	52,052
Total	2,629,984	2,405,625

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Following the Separation, the arrangements related to the Deposits in FCA Group cash management pools will be terminated and we will manage our liquidity and treasury function on a standalone basis.
Receivables from financing activities
Receivables from financing activities are as follows:

	At September 30, 2015	At December 31, 2014
	(€ thousand)
Client financing	1,140,759	939,284
Financial receivables from FCA Group companies	—	161,303
Factoring receivables	31,269	89,821
Dealer financing	23,314	33,611
Other	3,385	427
Total	1,198,727	1,224,446
The decrease in financial receivables from FCA Group companies primarily relates to the full reimbursement of the financing of inventory related to the establishment of the Maserati standalone business in China.

18. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At September 30, 2015		At December 31, 2014
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency forwards	6,041	(118,933)	8,004	(100,620)
Total cash flow hedges	6,041	(118,933)	8,004	(100,620)
Other foreign exchange derivatives	1,909	(485)	743	(3,473)
Other financial assets/(liabilities)	7,950	(119,418)	8,747	(104,093)
Other foreign exchange derivatives relate to foreign currency forwards entered into for hedging purposes that do not qualify for hedge accounting treatment.
19. EQUITY
As discussed in Note 1, with the exception of the FCA Note and subsequent refinancing (as detailed herein), the Restructuring has been retrospectively reflected in these Interim Condensed Consolidated Financial Statements in determining the number of shares outstanding as though the Restructuring had occurred effective January 1, 2014.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Share capital

Following the Restructuring, the fully paid up share capital of the Company is €3,778 thousand at September 30, 2015 and December 31, 2014, respectively, consisting of 188,921,600 common shares and the same number of special voting shares, all with a nominal value of €0.01.

The Company did not issue new common shares or special voting shares in the initial public offering and did not receive any of the proceeds. Additionally, following the initial public offering 18,892,150 special voting shares will be held in treasury until investors elect and qualify to participate in the loyalty voting program.

The loyalty voting structure

FCA and Piero Ferrari participate in our loyalty voting program and, therefore, effectively hold two votes for each of the common shares they hold. FCA shareholders that participate in FCA’s loyalty voting program will be entitled to participate on the same basis in our loyalty voting program effective upon the Separation. Investors who purchase common shares in the initial public offering may elect to participate in our loyalty voting program by registering their common shares in our loyalty share register and holding them for three years. The loyalty voting program will be effected by means of the issue of special voting shares to eligible holders of common shares. Each special voting share entitles the holder to exercise one vote at the Company’s shareholders meeting. Only a minimal dividend accrues to the special voting shares allocated to a separate special dividend reserve, and the special voting shares do not carry any entitlement to any other reserve of the Group. The special voting shares have only immaterial economic entitlements and, as a result, do not impact the Company’s earnings per share calculation.

Share premium

Retained earnings and other reserves includes the share premium reserve of €5,975,434 thousand at September 30, 2015 and December 31, 2014, respectively, which resulted from the issuance of common shares pursuant to the Restructuring.

Other comprehensive income/(loss)

The following table presents other comprehensive income/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ thousand)
Items that will not be reclassified to the consolidated income statement in subsequent periods
Losses on remeasurement of defined benefit plans	—	(698)	—	(698)
Total items that will not be reclassified to the consolidated income statement in subsequent periods	—	(698)	—	(698)
Items that may be reclassified to the consolidated income statement in subsequent periods:
Gains/(losses) on cash flow hedging instruments arising during the period	17,060	(90,210)	(124,199)	(109,758)
(Gains)/losses on cash flow hedging instruments reclassified to the consolidated income statement	22,266	7,376	113,903	(15,989)
Gains/(losses) on cash flow hedging instruments	39,326	(82,834)	(10,296)	(125,747)
Exchange differences on translating foreign operations arising during the period	(4,929)	23,391	8,836	25,640
Total items that may be reclassified to the consolidated income statement in subsequent periods	34,397	(59,443)	(1,460)	(100,107)
Total other comprehensive income/(loss)	34,397	(60,141)	(1,460)	(100,805)
Related tax impact	(12,341)	26,004	3,220	39,478
Total other comprehensive income/(loss), net of tax	22,056	(34,137)	1,760	(61,327)

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Losses on cash flow hedging instruments arising during the nine months ended September 30, 2015 and 2014 relate to losses recognized on the fair value measurement of derivative financial instruments used for cash flow hedging purposes.
The tax effect relating to other comprehensive loss are as follows:

	For the three months ended September 30,
	2015			2014
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
Losses on remeasurement of defined benefit plans	—	—	—	(698)	—	(698)
Gains/(losses) on cash flow hedging instruments	39,326	(12,341)	26,985	(82,834)	26,004	(56,830)
Exchange (losses)/gains on translating foreign operations	(4,929)	—	(4,929)	23,391	—	23,391
Total other comprehensive income/(loss)	34,397	(12,341)	22,056	(60,141)	26,004	(34,137)

	For the nine months ended September 30,
	2015			2014
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ thousand)
Losses on remeasurement of defined benefit plans	—	—	—	(698)	—	(698)
(Losses)/gains on cash flow hedging instruments	(10,296)	3,220	(7,076)	(125,747)	39,478	(86,269)
Exchange gains on translating foreign operations	8,836	—	8,836	25,640	—	25,640
Total other comprehensive (loss)/income	(1,460)	3,220	1,760	(100,805)	39,478	(61,327)

Transaction with non-controlling interest for the nine months ended September 30, 2015

Transaction with non-controlling interest for the nine months ended September 30, 2015 relates to the purchase of the remaining 10% of NCI of the subsidiary FFS from Aldasa GmbH. The purchase price for the FFS shares was €8,500 thousand (based on an independent valuation) and the carrying value of the 10% interest at the time of purchase was €5,898 thousand. In accordance with IAS 27, the difference of €2,602 thousand was recorded as a reduction to equity.

Transaction with non-controlling interest for the nine months ended September 30, 2014

	For the nine months ended September 30,
	2014
	Group	NCI
	(€ thousand)
Transaction with non-controlling interest
Ferrari International Cars Trading (Shanghai) Co.L.t.d. (“FICTS”)	—	—
Capital reduction and change in ownership percentage of FCITS from 59% to 80%	3,832	(5,050)
Expiration and renegotiation of FCITS constitution and change in operations	(5,095)	59,074
Total transaction with non-controlling interest	(1,263)	54,024

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Capital reduction and change in ownership percentage of FICTS from 59 percent to 80 percent - In June 2014, the Board of Directors of FICTS agreed to perform a capital reduction, returning all of the capital investment to two of the non-controlling interests in FICTS, and reducing the interest of the third non-controlling interest. As a result of the capital reductions, Ferrari’s proportional shareholding in FICTS increased from 59 percent to 80 percent. The carrying value of the non-controlling interest, and Ferrari’s interest in FICTS was adjusted to reflect the change in shareholding structure.

Expiration and renegotiation of FICTS constitution and change in operations - In 2014, the agreement between Ferrari and the non-controlling interests expired. Also in 2014, the agreement between Ferrari and Maserati, which governed how FICTS imported and sold Maserati cars in China, and how Maserati was compensated for such transactions expired. Maserati incorporated a new Chinese entity to distribute Maserati vehicles in China. Accordingly, Ferrari no longer accounted for FICTS as a Joint Operation, but rather as a subsidiary. Such change resulted in the recognition of additional assets and liabilities, previously excluded from the scope of consolidation, and the derecognition of certain assets, which are now accounted for as intercompany transactions.

Dividends declared
FICTS shareholders’ declared dividends to non-controlling interests of €72,704 thousand, representing the aggregate distributable profits at September 30, 2014. No dividends were paid to the non-controlling interests in the nine months ended September 30, 2014. The dividends payable balance at September 30, 2014, has been recorded as other liabilities.

20. PROVISIONS
The Group’s provisions are as follows:

	At September 30, 2015	At December 31, 2014
	(€ thousand)
Warranty provision	77,183	68,512
Legal proceedings and disputes	48,007	44,544
Other risks	16,480	21,718
Total provisions	141,670	134,774
The provision for other risks are related to disputes and matters which are not subject to legal proceedings, including contract related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	At December 31, 2014	Additional provisions	Utilization	Translation differences	At September 30, 2015
	(€ thousand)
Warranty provision	68,512	21,424	(13,158)	405	77,183
Legal proceedings and disputes	44,544	8,034	(4,571)	—	48,007
Other risks	21,718	4,554	(10,268)	476	16,480
Total provisions	134,774	34,012	(27,997)	881	141,670

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

21. DEBT

	At September 30, 2015	At December 31, 2014
	(€ thousand)
Financial liabilities with FCA	389,453	378,542
Borrowings from banks	176,621	109,105
Other debt	13,080	22,573
Total debt	579,154	510,220
Changes in total debt are as follows:

(€ thousands)
Balance at December 31, 2014	510,220
Proceeds from bank borrowings	84,645
Repayment of bank borrowings	(19,695)
Net change in financial liabilities with FCA Group	(31,065)
Net change in other debt	(9,496)
Translation differences and other	44,545
Balance at September 30, 2015	579,154
Proceeds from bank borrowings primarily relate to an increase and draw down of the facility with Sumitomo Bank by Ferrari Financial Services Inc. to finance the financial services portfolio in the United States.
22. OTHER LIABILITIES
An analysis of other liabilities is as follows:

	At September 30, 2015	At December 31, 2014
	(€ thousand)
Deferred income	312,460	234,536
Advances	76,290	187,222
Accrued expenses	76,382	85,624
Security deposits	24,786	33,117
Payables to personnel	23,949	28,713
Social security payables	12,079	13,251
Other	105,558	87,915
Total other liabilities	631,504	670,378
Deferred income at September 30, 2015 primarily includes amounts received under the scheduled maintenance program as defined in the Consolidated Financial Statements (€121,814 thousand at September 30, 2015 and €111,589 thousand at December 31, 2014), which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Advances at September 30, 2015 and December 31, 2014 primarily includes advances from clients received for the purchase of limited edition and supercars. On shipment of such cars, the advances are recognized as revenue, and as such, the decrease in advances is primarily related to the shipments of limited edition and supercars during the nine months ended September 30, 2015.

The classification ‘Other’ within other liabilities at September 30, 2015 includes €31,053 thousand (€64,319 thousand at December 31, 2014) related to dividends payable to the non-controlling interest in Ferrari International Cars Trading (Shanghai) Co. Ltd.

23. TRADE PAYABLES
Trade payables of €448,568 thousand at September 30, 2015 (€535,707 thousand at December 31, 2014) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.
24. FAIR VALUE MEASUREMENT
IFRS 13 establishes a hierarchy that categorizes into three levels the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2015 and at December 31, 2014:

		At September 30, 2015
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		190,081	—	—	190,081
Investments and other financial assets - Delta Top Co option	15	—	—	10,730	10,730
Current financial assets	18	—	7,950	—	7,950
Total assets		190,081	7,950	10,730	208,761
Other financial liabilities	18	—	119,418	—	119,418
Total liabilities		—	119,418	—	119,418

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

		At December 31, 2014
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Cash and cash equivalents		134,278	—	—	134,278
Investments and other financial assets - Delta Top Co option	15	—	—	10,546	10,546
Current financial assets	18	—	8,747	—	8,747
Total assets		134,278	8,747	10,546	153,571
Other financial liabilities	18	—	104,093	—	104,093
Total liabilities		—	104,093	—	104,093
In the nine months ended September 30, 2015 and in the same period in 2014 there were no transfers between levels in the fair value hierarchy.
The fair value of current financial assets and other financial liabilities is related to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment. In particular, the fair value of forward contracts and currency swaps is determined by taking the prevailing foreign currency exchange rate and interest rates at the balance sheet date.
The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of bank current accounts.
The following table presents the changes in the fair value of the Delta Top Co option (which is the only asset categorized in level 3) from December 31, 2014 to September 30, 2015.

Investments and other financial assets - Delta Top Co option
(€ thousand)
At December 31, 2014	10,546
Gains recognized in net financial income/(expenses)	184
At September 30, 2015	10,730
Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

The following table represents carrying amount and fair value for the most relevant categories of financial assets and liabilities not measured at fair value on a recurring basis:

		At September 30, 2015		At December 31, 2014
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Deposits in FCA Group cash management pools	17	1,215,627	1,215,627	942,469	942,469
Receivables from financing activities	17	1,198,727	1,199,681	1,224,446	1,225,931
Customer financing		1,140,759	1,141,713	939,284	940,769
Financial receivables from FCA Group companies		—	—	161,303	161,303
Factoring receivables		31,269	31,269	89,821	89,821
Dealer financing		23,314	23,314	33,611	33,611
Other		3,385	3,385	427	427
Total		2,414,354	2,415,308	2,166,915	2,168,400

Debt	21	579,154	578,527	510,220	509,355
25. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the FCA Group and Exor Group, and unconsolidated subsidiaries of the Group. In addition, members of Ferrari Group Board of Directors, Board of Statutory Auditors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of those a commercial nature, which have had an effect on revenues, cost of sales, and trade receivables and payables; in particular, these transactions relate to:
Transactions with FCA Group companies

•
On September 23, 2015, the Group signed an agreement to sell a group of assets related to its investment properties in Modena, Italy, to the tenant, Maserati S.p.A.. The total sale price (as determined by an independent valuation) amounted to €37,130 thousand and was received in the third quarter of 2015. At the transaction date the net book value of the assets and liabilities disposed of was €31,328 thousand. The gain on the sale of €5,802 thousand was recorded as other income;

•	the sale of engines and car bodies to Maserati S.p.A. and Officine Maserati Grugliasco S.p.A. (together “Maserati”) which are controlled by the FCA Group;

•	the purchase of engines components for the use in the production of Maserati engines from FCA US LLC, which is controlled by FCA Group;

•
the purchase of automotive lighting and automotive components from Magneti Marelli S.p.A., Magneti Marelli Espana S.A. and Automotive Lighting Italia S.p.A. (which form part of “Magneti Marelli”), which is controlled by the FCA Group;

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

•
transactions with other FCA Group companies, mainly relating to the services provided by FCA Group companies, including human resources, payroll, tax, customs, procurement of insurance coverage, accounting and treasury services and sponsorship revenues for the display of FCA Group company logos on the Formula 1 cars.

The Group also has the following financial transactions with the FCA Group:

•
the Group sells a portion of its trade and financial receivables to the FCA Bank Group, which is a joint venture between FCA Group and Credit Agricole, on derecognition of the asset, the difference between the carrying amount and the consideration received or receivable is recognized in cost of sales;

•	certain Ferrari financing companies obtain financing from FCA Group companies. Debt from FCA Group companies relate to the amounts owed under such facilities at the dates presented. See Note 21;

•
Ferrari Group companies participate in the FCA group-wide cash management system where the operating cash management, main funding operations and liquidity investment of the Group are centrally coordinated by dedicated treasury companies of the FCA Group. Deposits in FCA Group cash management pools represent the Group’s participation in such pools. Deposits with FCA Group earn EURIBOR +15bps. See Note 17. Following the Separation, these arrangements will be terminated and we will manage our liquidity and treasury function on a standalone basis;

•	the Group has purchased trade receivables from the FCA Group on a non-recourse basis. The interest earned on such receivables is recorded in net revenues;

•	the Group had financial receivables with Maserati and Automotive Lighting LLC (“Automotive Lighting”), which at December 31, 2014, were settled in the ordinary course of business. See Note 17.

Transactions with Exor Group companies

•	the Group incurs rental costs from Iveco Finanziaria S.p.A. related to the rental of trucks used by the Formula 1 racing team;

•	the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•	the purchase of leather goods from Poltrona Frau S.p.A. (“Poltrona Frau”). The former Chairman had significant influence over Poltrona Frau until March 25, 2014 when he sold his interest;

•	the purchase of components for Formula 1 racing cars from COXA S.p.A., controlled by Piero Ferrari; and

•	consultancy services provided by HPE S.r.l., controlled by Piero Ferrari.

In accordance with IAS 24, transactions with related parties also include compensation payable to Directors, Statutory Auditors and managers with strategic responsibilities.
The amounts of the transactions with related parties recognized in the consolidated income statement are as follows:

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

	For the nine months ended September 30,
	2015			2014
	Net revenues	Cost (1)	Financial income/ (expenses)	Net revenues	Cost (1)	Financial income/ (expenses)
	(€ thousand)
FCA Group Companies
Maserati	142,183	1,899	—	189,694	1,598	—
FCA US LLC	540	15,738	—	—	21,125	—
Magneti Marelli	1,152	22,825	—	777	16,058	—
Other FCA Group Companies	4,819	34,482	(13,629)	4,148	32,729	5,930
Total FCA Group Companies	148,694	74,944	(13,629)	194,619	71,510	5,930

Exor Group companies (excluding the FCA Group)
Exor Group companies	275	264		206	600	—

Other related parties
Poltrona Frau	—	—	—	57	14,822	—
COXA S.p.A.	161	5,354	—	142	6,802	—
HPE S.r.l.	—	2,059	—	—	2,134	—
Other related parties	—	—	—	—	64	—
Total other related parties	161	7,413	—	199	23,822	—
Total transactions with related parties	149,130	82,621	(13,629)	195,024	95,932	5,930
Total for the Group	2,109,883	1,326,308	(5,408)	2,011,091	1,122,715	6,427
______________________________
(1)    Costs include cost of sales and selling, general and administrative costs.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2015				At December 31, 2014
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
FCA Group companies
Maserati	39,190	4,437	18	35,781	68,224	5,368	—	50,736
FCA US LLC	1,660	3,343	—	—	1,062	8,250	—	—
Magneti Marelli	862	4,116	—	—	516	6,239	—	—
Other FCA Group Companies	7	5,869	1,456	204,102	172	2,766	2,181	105
Total FCA Group Companies	41,719	17,765	1,474	239,883	69,974	22,623	2,181	50,841

Exor Group companies (excluding the FCA Group)
Exor Group companies	54	24	—	51	—	28	—	—

Other related parties
Poltrona Frau	—	—	—	—	1,763	8,564	—	—
COXA S.p.A.	42	209	—	—	308	1,448	—	—
HPE S.r.l.	—	—	—	—	—	686	—	—
Other related parties	—	113	—	—	1,647	251	—	—
Total other related parties	42	322	—	—	3,718	10,949	—	—
Total transactions with related parties	41,815	18,111	1,474	239,934	73,692	33,600	2,181	50,841
Total for the Group	135,620	448,568	68,762	631,504	183,642	535,707	52,052	670,378
Financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2015			At December 31, 2014
	Deposits in FCA Group cash management pools	Receivables from financing activities	Debt	Deposits in FCA Group cash management pools	Receivables from financing activities	Debt
	(€ thousand)
FCA Group finance companies	1,215,627	3,088	389,453	942,469	—	378,542
Maserati	—	—	—	—	147,071	—
Automotive Lighting LLC	—	—	—	—	14,232	—
Total transactions with related parties	1,215,627	3,088	389,453	942,469	161,303	378,542

Total for the Group	1,215,627	1,198,727	579,154	942,469	1,224,446	510,220

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

26. ENTITY-WIDE DISCLOSURES
The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and nine months ended September 30, 2015 and 2014:

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(€ thousand)
Italy	56,234	109,682	172,028	337,602
Other EMEA	283,339	255,334	874,394	877,096
Americas (1)	255,709	150,530	692,042	436,366
Greater China (2)	62,377	113,083	163,540	220,837
Rest of APAC (3)	65,487	33,891	207,879	139,190
Total net revenues	723,146	662,520	2,109,883	2,011,091
______________________________
(1)    Includes United States of America, Canada, Mexico and the rest of Central and South America
(2)    Includes mainland China, Hong Kong and Taiwan
(3)    Mainly relates to Japan and Australia

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

27. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through November 4, 2015, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

•	The Restructuring, as described in Note 1, was completed on October 17, 2015.

•	The Company’s shares were admitted to listing on the New York Stock Exchange and commenced trading on October 21, 2015.

•	The F12tdf, a limited edition sports car derived directly from the F12berlinetta, was announced on October 22, 2015.

•	The Initial Public Offering closed on October 26, 2015.